UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Azure Power Global Limited

(Name of Issuer)

Equity Shares, Par Value INR 0.04 (US$0.000625) Per Share

(Title of Class of Securities)

V0393H103

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V0393H103	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Inderpreet Singh Wadhwa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 171,555
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 171,555
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,555 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents 171,555 Equity Shares (as defined below) held by Inderpreet Singh Wadhwa upon exercise of the vested stock options granted to him under the Issuer’s equity incentive plan.
(2)

See Item 4. As shown from the percentage of class, Inderpreet Singh Wadhwa has ceased to be the beneficial owner of more than 5 percent of the referenced class of securities. The filing of this Amendment No. 2 constitutes an exit filing for Inderpreet Singh Wadhwa.

CUSIP No. V0393H103	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON IW Green LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

See Item 4. As shown from the percentage of class, IW Green LLC has ceased to be the beneficial owner of more than 5 percent of the referenced class of securities. The filing of this Amendment No. 2 constitutes an exit filing for IW Green LLC.

Item 1.

(a)	Name of Issuer:

Azure Power Global Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

3rd Floor, Asset 301-304 and 307, Worldmark 3, Aerocity, New Delhi K7 110037, India

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by Inderpreet Singh Wadhwa and IW Green LLC (collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office, or if none, Residence:

The principal business address of each Reporting Person is c/o IW Green LLC, 2443 Fillmore St # 380-3753, San Francisco, California, USA, 94115

(c)	Citizenship:

Inderpreet Singh Wadhwa is a citizen of the United States. IW Green LLC is a limited liability company formed in the State of Delaware.

(d)	Title of Class of Securities:

Equity Shares, par value INR 0.04 (US$0.000625) per share (“Equity Shares”)

(e)	CUSIP Number:

V0393H103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Inderpreet Singh Wadhwa owns 171,555 shares of the Issuer’s Equity Shares, representing an aggregate of 0.4% of the total Equity Shares issued and outstanding as of December 31, 2019.

IW Green LLC does not beneficially own any Issuer’s Equity Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

As shown from the percentage of class calculated herein, each of Inderpreet Singh Wadhwa and IW Green LLC has ceased to be a beneficial owner of more than five percent of the referenced class of shares. The filing of this Amendment No. 2 constitutes an exit filing for each of Inderpreet Singh Wadhwa and IW Green LLC.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

INDERPREET SINGH WADHWA

By:	/s/ Inderpreet Singh Wadhwa
Inderpreet Singh Wadhwa

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Equity Shares, INR 0.04 (US$0.000625) par value per share, of Azure Power Global Limited, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2020.

INDERPREET SINGH WADHWA

By:	/s/ Inderpreet Singh Wadhwa
Inderpreet Singh Wadhwa

IW GREEN LLC

By:	/s/ Inderpreet Singh Wadhwa
Inderpreet Singh Wadhwa